August 5, 2019

Kelly Potes
Chief Executive Officer
ChoiceOne Financial Services, Inc.
109 East Division
Sparta, MI 49345

       Re: ChoiceOne Financial Services, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed July 26, 2019
           File No. 333-232157

Dear Mr. Potes:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2019 letter.

Amendment No. 1 to Form S-4

Summary Compensation Table
Compensation Overview, page 108

1. We note your revised disclosure in response to comment 5. Please file the transition agreement entered into with Mr. Cady and the employment agreement entered into with
       Mr. Burke as exhibits to the registration statement. Please also ensure that you have included any other material contracts that should be provided pursuant to Item 601(b)(10)
       of Regulation S-K.
 Kelly Potes
FirstName LastNameKelly Potes
ChoiceOne Financial Services, Inc.
August 5, NameChoiceOne Financial Services, Inc.
Comapany2019
Page 2
August 5, 2019 Page 2
FirstName LastName
       You may contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 if you
have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Erin Purnell at 202-551-3454 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Financial
Services